Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges (in thousands except ratio)

	2006	2005	2004	2003	2002
Computation of Earnings:
- Net Earnings from continuing operations before income taxes	$12,725	$10,645	$21,669	$13,807	$5,761
- Plus fixed charges	7,783	4,621	5,138	4,099	2,243
- Plus amortization of capitalized interest	456	511	488	451	376
- Less capitalized interest	(232)	(158)	(258)	(525)	(314)

Total earnings	$20,732	$15,619	$27,037	$17,832	$8,066

Computation of Fixed Charges:
- Interest expense and capitalized interest	$4,010	$1,627	$1,863	$2,397	$868
- Plus amortized premiums, discounts and capitalized expenses related to indebtedness	1,907	1,399	1,943	548	221
- Plus an estimate of the interest within rental expense	1,866	1,595	1,332	1,154	1,139
- Plus preference security dividends	—	—	—	—	15

Total fixed charges	$7,763	$4,621	$5,138	$4,099	$2,243

Ratio of total earnings to total fixed charges	2.66	3.38	5.26	4.35	3.60